    As filed with the Securities and Exchange Commission on August 17, 2001



                                                   Registration No. 333-_______

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                      THE ASHTON TECHNOLOGY, GROUP, INC.
            (Exact name of Registrant as specified in its charter)

               DELAWARE                                 22-6650372
     (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)               Identification Number)

                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                Arthur J. Bacci
                                   President
                       The Ashton Technology Group, Inc.
                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300
(Name, Address, including Zip Code, and Telephone Number, including
                       Area Code, of Agent for Service)

                                 -------------

                                  Copies to:

                                                William W. Uchimoto, Esq.
        Gary Arlen Smith, Esq.                       General Counsel
     Morgan, Lewis & Bockius LLP              The Ashton Technology Group, Inc.
         1701 Market Street                     1835 Market Street, Suite 420
      Philadelphia, PA 19103-2921             Philadelphia, Pennsylvania 19103
          (215) 963-5000                           (215) 789-3300


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                  CALCULATION OF REGISTRATION FEE

-------------------------------- --------------------- ------------------------- ---------------------- ----------------------
                                                            Proposed Maximum        Proposed Maximum
        Title of Shares              Amount to be         Offering Price Per      Aggregate Offering          Amount of
       to be Registered             Registered (1)             Unit(2)                   Price           Registration Fee(2)
-------------------------------- --------------------- ------------------------- ---------------------- ----------------------
 Common stock par value $0.01         16,727,508                 $.76                 $12,712,907             $3,157.32
-------------------------------- --------------------- ------------------------- ---------------------- ----------------------

         (1) This registration statement covers (i) the resale by RGC International Investors, LDC of 16,127,508 shares of our common stock which are issuable to RGC upon conversion of a $5.1 million secured convertible note dated July 13, 2001, (ii) the resale by RGC of 400,000 shares of our common stock, which represents 200% of the number of shares issuable upon exercise of the Series F stock purchase warrant issued to RGC on August 18, 1999, and (iii) the resale by TK Holdings, Inc. and Mark Valentine of 200,000 shares of our common stock issuable upon exercise of the Series T stock purchase warrant issued on June 4, 1999. The secured convertible note is convertible into shares of our common stock at the average of the five lowest closing bid prices of our common stock during the 22 trading days ending on the date of the conversion. For purposes of calculating the number of shares to be included in this registration statement, we calculated 200% of the number of shares of common stock issuable upon conversion of the secured convertible note plus interest through the maturity date of August 18, 2003, based on the five lowest closing bid prices during the 22 trading days ending on August 10, 2001. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the secured convertible note to RGC, as such number may be adjusted for stock splits, stock dividends and similar transactions, in accordance with Rule 416 of the Securities Act of 1933.

         (2) The registration fee on the 16,727,508 shares being registered on this Form S-3 is based on the average of the reported high and low sales prices of the common stock as reported on the Nasdaq National Market on August 9, 2001, estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. In accordance with Rule 457(p) under the Securities Act of 1933, payment of the registration fee due with respect to this Registration Statement shall be made by offsetting the amount due hereunder against the registration fee we paid in connection with the filing of our Registration Statement on Form S-3 (Commission File No, 333-87121), which was declared effective November 4, 1999. Of the aggregate 6,535,144 shares registered on that Registration Statement, 1,585,376 shares remain unsold. We have offset the registration fee due hereunder of $3,157.32 against the $2,103.62 registration fee associated with those unsold shares (of the total $8,671.40 we paid), and have paid a net fee on this Form S-3 of $1,053.70 on August 16, 2001.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission (the "SEC," or the "Commission"), acting pursuant to Section 8(a), may determine.

================================================================================

                 SUBJECT TO COMPLETION, DATED AUGUST 17, 2001

The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the Securities and Exchange Commission. The selling stockholders are not allowed to sell these securities nor accept offers to buy these securities, prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

                            PRELIMINARY PROSPECTUS

                               16,727,508 SHARES

                       THE ASHTON TECHNOLOGY GROUP, INC.

                         COMMON STOCK, $0.01 PAR VALUE

                                 -------------

         This prospectus covers the resale by RGC International Investors, LDC of up to 16,127,508 shares of our common stock, which is 200% of the estimated number of shares that may be issued to RGC upon conversion of a $5.1 million secured convertible note, dated July 13, 2001. We also executed a registration rights agreement on July 13, 2001, wherein we agreed that we would file a registration statement covering the resale of the shares of common stock issuable to RGC upon conversion of the secured convertible note.

         Ashton and RGC entered into a securities exchange agreement on July 13, 2001 whereby 4,363 shares of our series F preferred stock, issued in August 1999, were exchanged for a $5.1 million secured convertible note due August 18, 2003. The secured convertible note is convertible into shares of our common stock following approval by our stockholders of the issuance of such shares upon conversion of the note. Our stockholders are scheduled to vote on this matter at our September 25, 2001 annual stockholders' meeting.

         This prospectus also relates to the resale by RGC of up to 400,000 shares of our common stock, which is 200% of the estimated number of shares that may be acquired and resold by RGC upon the exercise of the Series F stock purchase warrant that we issued on August 18, 1999.

         This prospectus also relates to the resale by TK Holdings, Inc. and Mark Valentine of an aggregate of 200,000 shares of our common stock, of which 100,000 shares each may be acquired and resold by TK Holdings, Inc. and Mark Valentine, respectively (together, the Canadian Investors) upon the exercise of the of the Series T stock purchase warrant that we issued to the Canadian Investors on June 4, 1999.

         The selling stockholders may sell their shares, directly or through broker-dealers or underwriters, in the over-the counter market, in any securities exchange or market in which our common stock may in the future be traded, in privately-negotiated transactions or otherwise. Sales may be made at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders should deliver a copy of this prospectus when they offer and sell their shares. See "Plan of Distribution".

         The selling stockholders will receive all of the net proceeds from sales of their shares and will pay all brokerage commissions and similar selling expenses, if any. We will receive no proceeds from sales of the shares by the selling stockholders. We will not be responsible for paying other expenses relating to the registration of shares.

         Our common stock and our publicly traded warrants are listed on the Nasdaq National Market under the symbols "ASTN" and "ASTNW," respectively. The closing price of our common stock on August 13, 2001, was $0.78 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE MATTERS IN THE "RISK FACTORS" SECTION, BEGINNING ON PAGE
7. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is August 17, 2001.

                               TABLE OF CONTENTS


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS........................................................1

OUR COMPANY......................................................................................................2

SELECTED CONSOLIDATED FINANCIAL INFORMATION......................................................................7

RISK FACTORS....................................................................................................10

USE OF PROCEEDS.................................................................................................21

SELLING STOCKHOLDERS............................................................................................21

PLAN OF DISTRIBUTION............................................................................................22

DESCRIPTION OF OUR CAPITAL STOCK................................................................................24

INDEMNIFICATION.................................................................................................26

WHERE YOU CAN FIND MORE INFORMATION.............................................................................26

TRANSFER AGENT AND REGISTRAR....................................................................................26

LEGAL MATTERS...................................................................................................26

EXPERTS.........................................................................................................26

IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS.........................................................26

PART II  INFORMATION NOT REQUIRED IN PROSPECTUS...............................................................II-1



           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           Some of the statements in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: availability, terms and deployment of capital; our ability to successfully operate and obtain sustained liquidity in our eVWAP(TM) and other trading systems; our ability to develop the iMATCH(TM) System and other intended products; fluctuations in securities trading volumes, prices or liquidity; changes in foreign markets, namely, Canada and Hong Kong; our dependence on arrangements with self-regulatory organizations; dependence on proprietary technology; technological changes and costs of technology; industry trends; competition; ability to develop markets; changes in business strategy or development plans; availability of qualified personnel; changes in government regulation; potential liability under the Securities Act of 1933; general economic and business conditions; and other factors referred to in this Form S-3.

           In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other forms of or the negative of those terms or other comparable terms.

           Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not have a duty to update any of the forward-looking statements after the date of this prospectus.

                              PROSPECTUS SUMMARY

           This summary contains highlights of selected financial and other information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in The Ashton Technology Group, Inc. You should read the entire prospectus carefully, especially the section called "Risk Factors." The terms "Ashton," "we," "our" and "us" refer to The Ashton Technology Group, Inc. and its subsidiaries, unless the context suggests otherwise.

                       THE ASHTON TECHNOLOGY GROUP, INC.

                                  OUR COMPANY

           This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents we incorporate by reference into this prospectus. Unless we indicate otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that our outstanding options and warrants have not been exercised.

           The Ashton Technology Group, Inc. was formed as a Delaware corporation in 1994. We are an eCommerce company that develops and operates electronic trading and intelligent matching systems for the global financial securities industry. Our focus is to develop and operate alternative trading systems, serving the needs of exchanges, institutional investors and broker-dealers in the U.S. and internationally. Our target customers are securities exchanges, institutions, money managers, broker-dealers, and other members of the professional investment community. Our goal is to use technology to enable these market participants to trade in an electronic global trading environment that provides large order size, absolute anonymity, no market impact and lower transaction fees.

           During August 1999, we launched our electronic volume-weighted average price trading system (eVWAP(TM)) for selected New York Stock Exchange-listed U.S. stocks. eVWAP is a fully automated system that permits market participants to trade eligible securities before the market opens at the volume-weighted average price for the day. Our eVWAP is the average price for a stock, weighted by the volume of shares of that stock traded "regular way" during the day on all U.S. securities exchanges as reported to the Consolidated Tape. We currently operate eVWAP as a facility of the Philadelphia Stock Exchange and are working with the Toronto Stock Exchange to commence operation of eVWAP for Canadian stocks.

           Using eVWAP, participants may submit and execute large-sized trades without market impact because of the end-to-end anonymity of the system that electronically protects the participant's identity, order, match (trade), residual, if any, and contra-side identity all the way through the settlement and clearing process. We believe there are no other trading systems that provide this degree of end-to-end anonymity. Participants are electronically informed of their (binding) matches and residuals at approximately 9:20 AM EST, and are informed of the eVWAP pricing at approximately 4:20 PM EST, shortly after the eVWAP calculations are completed for the day. The pre-open eVWAP, as provided only by eVWAP, provides "mutual satisfaction" and "best execution" within a highly liquid, totally anonymous, electronic trading environment, and should be distinguished from time-sliced or volume-weighted composite prices that do not provide the same advantages. Transaction fees for using the system are low and competitive for this fully automated, high capacity, and highly reliable electronic matching system.

           eVWAP is available to securities exchanges, broker/dealers, institutions, money managers, and other financial intermediaries and end users. Participants can enroll in eVWAP through our subsidiary Croix or through the Philadelphia Stock Exchange. eVWAP matching sessions occur every trading day at 9:15 AM EST. The system has been designed to afford a variety of electronic access mechanisms so that participating firms and their trading room environments can easily and securely integrate to eVWAP using eVWAP-supplied, global, secure communications services, as well as FIX pathways and the Internet. Participants need only read the eVWAP "shrink wrap" license agreement to utilize eVWAP-supplied software, hardware, and communications pathways.

         For all eVWAP match executions, eVWAP provides automated post-market clearing and settlement. This is accomplished via a straight-through process engineered to electronically provide necessary transaction data directly to each clearing firm and to protect contra-side identity by inserting an omnibus account number in the middle of each transaction.

           We believe value-added trading features and liquidity are the two critical success factors in deploying any electronic trading system. Further, we believe the key factors in deploying eVWAP include:

 .    Functionality - the ability to provide the functions that the financial community needs to process transactions in a global electronic marketplace.
 .    Scalability - the ability to scale the system up as the number of users and transactions increase.
 .    Reliability - ensuring fault-tolerant performance levels and meeting regulatory back-up requirements.
 .    Extensibility - the ability to rapidly develop, test, and deploy new systems, technology, features and functionality.
 .    Integration - the need to communicate with back-office systems and to implement easy, secure, interoperability with potential participants and business partners.

           Our products compete with other electronic trading systems, including Instinet Corporation's crossing network, Investment Technology Group Inc.'s POSIT system, Bloomberg, L.P.'s Bloomberg Professional and Bloomberg Tradebook, Liquidnet, and other companies that develop proprietary electronic trading systems. Our electronic trade execution services also compete with leading brokerage firms and various national, regional and foreign securities exchanges. Established systems such as Instinet and ITG's POSIT have taken years to obtain their current levels of liquidity. There are also a number of alternative trading systems (including electronic communication networks) competing for the same institutional liquidity.

           We believe it is necessary to ensure that early adapters of the eVWAP experience positive results. We continue to market, educate and integrate users to participate in eVWAP. As of March 31, 2001, approximately 60 institutions and 55 broker-dealers have been enrolled and integrated for use of the eVWAP. We have also integrated 11 national clearing firms and 7 trade order management systems. Our sales force is focusing on three segments of the equities trading market to drive eVWAP volumes: brokers, institutions, and liquidity providers. We recognize that increased liquidity is necessary to enhance the match efficiency of the eVWAP and to attract active participation in the system. As such, since the beginning of 2001, we have enrolled three proprietary trading firms and dealers willing to facilitate eVWAP order flow by providing guaranteed commitments in the system. As a result, the eVWAP system's liquidity has increased from a 20-day moving average of 100,000 shares per day in January 2001 to 100 million shares per day in August 2001. We are currently in discussions with other firms to participate in eVWAP as liquidity providers.

           We have been working with the Philadelphia Stock Exchange on several initiatives. On April 30, 2001, the Philadelphia Stock Exchange received immediate effectiveness of a rule filing with the SEC, which among other things, expands the number of securities eligible to match in eVWAP, to include any exchange-traded component issue of the Standard & Poor's (S&P) 500 Index and any listed issue designated by S&P for inclusion in the index. In response to customer requests, we are also working with the Philadelphia Stock Exchange to:

     .     introduce eVWAP on Nasdaq issues;
     .     introduce an eCLOSE product for listed and Nasdaq issues;
     . implement a second eVWAP matching session (10:30 a.m. to 4:00 p.m.) for both listed and Nasdaq issues, and;
     . obtain the eligibility for exchange-traded funds, or ETFs on the eVWAP.

           We are also exploring other venues in which to launch our products. On March 30, 2001, we filed the appropriate regulatory documents with the NASD apprising them of our intent to operate CroixNet, an alternative trading system, pursuant to the SEC's regulations on alternative trading systems. We filed "Form ATS Initial Operations Report" with the SEC on April 19, 2001. On August 3, 2001, the NASD granted our application to operate CroixNet. CroixNet is an intelligent matching system that will execute trades in listed and Nasdaq issues at eCLOSE prices, based on primary exchange market and Nasdaq closing prices. Participants will receive confidential, binding match reports before the New York Stock Exchange and Nasdaq close, with the eCLOSE prices automatically ascribed to such trades following the market close.

           We have developed and plan to introduce our iMATCH System(TM). The iMATCH System represents a global distribution network of independently licensed and operated intelligent matching systems incorporating a value-added front-end, routing services, and execution hosting capability. The execution capability currently includes the eVWAP for selected NYSE-listed stocks, and we plan to expand it to include Nasdaq stocks, market-on-close (eCLOSE) for NYSE-listed and Nasdaq stocks, intra-day trading products (SemiContinuousMarket(TM)), international stocks and a ticker plant with related data services. We are currently working with the Toronto Stock Exchange to introduce the iMatch System in Canada, which will initially include eVWAP trading of Canadian stocks.

           We generate revenues on a per transaction basis for each share traded through eVWAP. We also generate commission revenue on a per transaction basis for all orders executed through Croix Securities, Inc. Croix was formed in February 1999 as a wholly owned subsidiary of UTTC. Through Croix, we provide electronic trade execution services, utilizing eVWAP and other liquidity sources to assist our clients in the execution of their trades. During the year ended March 31, 2001, Croix commissions accounted for 82% of our revenues, while eVWAP accounted for 18% of our revenues.

           We conduct our business through four operating subsidiaries and joint ventures. Each of our subsidiaries and joint ventures contributes to our vision of developing and operating alternative trading systems to serve the needs of global exchanges, institutional investors and broker-dealers. These companies comprise the primary segment of our business, intelligent matching systems:

           .  Universal Trading Technologies Corporation (UTTC)
           .  ATG Trading, LLC
           .  Ashton Technology Canada, Inc., and
           .  Kingsway-ATG Asia, Ltd. (KAA)

           Our principal executive offices are at 1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 789-3300. Our website is www.ashtontechgroup.com. Information on our website does not constitute part of this document.


Universal Trading Technologies Corporation

           UTTC was incorporated in February 1995 with the business objective of designing, developing and exploiting the Universal Trading System and future products appropriate for the securities trading market. In September 1995, UTTC entered into an agreement with the Philadelphia Stock Exchange to employ the Universal Trading System, including a volume weighted average price trading module. In October 1995, we acquired 80% of the common stock of UTTC. Our ownership of UTTC was increased to 93% in December 1998. On March 28, 2001, our board of directors requested we develop a plan to merge UTTC into Ashton. After review of the draft plan on April 26, 2001, our board of directors deferred action with respect to a merger of Ashton and UTTC.

           UTTC and its subsidiaries market, deploy and operate eVWAP through secure public and private communications networks and the worldwide web. eVWAP enables institutional customers and financial intermediaries to transact efficiently and cost effectively in a global trading environment by providing:

           . a neutral environment - with exchange-standard surveillance and regulatory rules;
           . global accessibility - through direct networks and the worldwide web;
           . seamless integration - into existing investment management systems, securities exchanges, alternate trading systems, electronic communication networks, and broker systems;
           . electronic connectivity - to post-trade clearing and settlement mechanisms; and
           . absolute trading anonymity and confidentiality - total data security through the use of encryption, electronic authentication, and firewalls.

ATG Trading, LLC

           ATG Trading is a broker-dealer engaged in proprietary trading. ATG Trading provides limited, two-sided liquidity for clients utilizing eVWAP, by acting as a system guarantor. ATG Trading also provides our management with real-time experience with volume weighted average price trading and risk management techniques. This experience enables our management to discuss alliances with third parties to provide additional liquidity for our clients. As we form alliances with external liquidity providers, we expect ATG Trading to develop and provide volume-weighted average price trading techniques and analytics.

Ashton Technology Canada, Inc.

           On December 20, 1999, we entered into an agreement to create Ashton Canada to develop, market and operate intelligent matching, online transaction systems and distribution systems for seamless use by U.S. and Canadian financial intermediaries. On June 8, 2000, Ashton Canada entered into an agreement with the Toronto Stock Exchange to market, deploy, and operate our proprietary eVWAP, as a facility of the Toronto Stock Exchange for Canadian securities. On January 12, 2001, the Ontario Securities Commission approved an amendment to the Rules and Policies of the Toronto Stock Exchange, allowing the implementation of eVWAP as a facility of the Toronto Stock Exchange and allowing Participating Organizations and eligible institutional clients access to the eVWAP facility. We are currently working with the Toronto Stock Exchange to commence eVWAP trading of Canadian securities.

Kingsway-ATG Asia, Ltd.

           On December 16, 1999, we finalized a joint venture agreement with Kingsway International to create KAA. Because we own less than 50% of the equity of KAA, we account for our investment in KAA under the equity method of accounting, as required by generally accepted accounting principles.

           We have been working with management of KAA to develop a plan for the deployment of our iMATCH System, including eVWAP, in the Hong Kong and Far East markets. The plan entails deployment of the iMATCH System technologies, products, and services to Hong Kong and the Far East, implementation of an anonymous securities clearing process in Hong Kong for eVWAP trades, cross-border settlement and clearing of eVWAP trades, and regulatory approval for the systems. We have held discussions with KAA and local regulators and exchange officials to implement the eVWAP as a facility of the Hong Kong Exchange and Clearing Limited. On June 4, 2001, KAA received approval of a dealer license from the Securities and Futures Commission of Hong Kong.

Other Affiliates

           We formed Electronic Market Center, Inc. (eMC) as a wholly owned subsidiary in June 1998 to develop, operate and market a global electronic distribution channel for financial products and services. In April 2000, Ashton's board of directors agreed to fund eMC's initial development efforts. On April 18, 2000, eMC acquired 100% of the stock of E-Trustco.com Inc., a business-to-business electronic trust services company. E-Trustco's plan was to offer and outsource objective financial advisory services through a state-chartered trust company using eMC's electronic distribution channel.

           In the fourth quarter of this fiscal year, eMC completed its initial development phase. We conducted a review of current market conditions, eMC's strategy, and the resources and funding required to complete the development of eMC. Due to the lack of available external funding, and the overall market conditions which we believed would impact the demand for eMC's products and services, our board of directors determined not to provide any additional funding to eMC.

           After being unable to find other funding sources or consummate a sale of eMC to a third party, eMC's board of directors voted on March 29, 2001 to begin the orderly winding down of its operations, including terminating all of its employees, selling its assets, and negotiating the settlement of its outstanding liabilities. We cannot provide any assurance that the liquidation will be successful or that eMC will not be required to assign its assets for the benefit of its creditors. eMC's results are reflected as discontinued operations in our March 31, 2001 consolidated financial statements.

           Effective September 15, 2000 we dissolved ATG International, Inc., which was one of our wholly-owned subsidiaries. Our international activities are now being conducted through Ashton Canada and KAA.

           Gomez, Inc. was previously one of our majority-owned subsidiaries. Due to a private placement by Gomez in December 1999, our equity interest in Gomez decreased to less than 50%. We then began accounting for our investment in Gomez under the equity method of accounting, rather than consolidating Gomez's results of operations within our results. Our revenue for the fiscal year ended March 31, 2000 was $1.4 million, substantially all of which was generated by Gomez. We currently recognize no revenue from Gomez, and the carrying value of our Gomez equity investment is zero.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     In the table below, we have summarized selected historical information from our financial statements contained in our reports that we describe in "Important Information Incorporated Into This Prospectus" on page __ of this prospectus. You should read this summary in conjunction with those financial statements, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in those reports. Our historical financial results do not necessarily indicate what our future results will be.

                                                      Three months ended June 30,            Year ended March 31,
                                                   -------------------------------------------------------------------
                                                             2001            2000              2001             2000
                                                   --------------------------------------------------------------------
Consolidated Statement of Operations Data:                    (unaudited)                         (audited)

Revenues:                                            $     205,738     $       46,117   $      225,068     $  3,869,084
Expenses:
     Salaries and employee benefits                      1,557,662          1,224,489        5,784,936        3,563,445
     Professional fees                                     793,265            468,925        3,265,768        2,549,545
     Brokerage, clearing and exchange fees                 533,503            160,145          611,262           18,192
     Costs of revenues                                          --                 --               --          644,510
     Development costs                                          --                 --            7,461           95,354
     Depreciation and amortization                         249,905            118,666          700,484          715,956
     Non-cash compensation charges                              --             10,027           40,108          351,369
     Loss on trading activities                            271,517            224,237          404,835               --
     Selling, general and administrative                   827,315            850,813        4,066,386       11,123,825
                                                   --------------------------------------------------------------------
Loss from operations                                   (4,027,429)        (3,011,185)     (14,656,172)     (15,193,112)
                                                   --------------------------------------------------------------------
Interest income                                             63,987            395,833        1,135,078        1,169,910
Interest expense                                                --            (7,122)         (12,156)            (797)
Other income (expense)                                          --                 --          300,809        (416,632)
Gain on deconsolidation of Gomez                                --                 --               --        5,568,475
Gain on redemption of Gomez preferred stock                     --                 --               --        2,550,000
Equity in loss of affiliates                              (11,095)          (204,987)      (1,963,976)           90,508
                                                   --------------------------------------------------------------------
Net loss from continuing operations                  $ (3,974,537)     $  (2,827,461)   $ (15,196,417)     $ (6,231,648)
                                                   --------------------------------------------------------------------
Loss from discontinued operations of eMC                     (889)          (286,701)      (2,596,006)               --
Loss on disposal of discontinued
     operations of eMC                                          --                 --      (3,145,926)               --
                                                   --------------------------------------------------------------------
Net loss                                               (3,975,426)     $   (3,114,162)  $  (20,938,349)    $ (6,231,648)
                                                   --------------------------------------------------------------------
Dividends attributed to preferred stock                  (664,600)          (152,150)      (1,868,705)      (1,259,757)
Dividends in arrears on preferred stock                  (112,628)          (201,221)        (397,857)        (456,075)
                                                   --------------------------------------------------------------------

Net loss applicable to common stock                  $ (4,752,654)      $ (3,467,533)   $ (23,204,911)     $(7,947,480)
                                                   --------------------------------------------------------------------
Basic and diluted net loss per share
     from continuing operations                      $      (0.14)      $      (0.11)   $       (0.59)     $     (0.32)
Basic and diluted net loss per share
     from discontinued operations                               --      $      (0.01)   $       (0.20)               --
                                                   --------------------------------------------------------------------
Basic and diluted net loss per common
     share                                              $   (0.14)      $      (0.12)   $       (0.79)     $      (0.32)
                                                   --------------------------------------------------------------------
Weighted   average   number  of   common   shares
outstanding-basic and diluted                           33,227,145         28,172,767       29,394,565       24,929,977
                                                   --------------------------------------------------------------------



Consolidated Balance Sheet Data:
Cash and cash equivalents                              $ 2,888,247       $ 12,311,280      $ 6,028,883    $   15,365,439
Securities available for sale                              984,300          9,923,820        1,483,350         9,906,220
Working capital of continuing operations                 3,612,352         23,579,841        7,518,764        26,978,266
Total assets                                             8,785,840         27,549,569       13,065,778        31,023,911
Stockholders' (deficiency) equity                      (1,109,210)         22,103,534        2,898,089        17,162,607

    THE SECURITIES EXCHANGE AGREEMENT WITH RGC INTERNATIONAL INVESTORS, LDC

           On August 18, 1999, we completed a private placement with RGC International Investors, LDC ("RGC") of 20,000 shares of series F convertible preferred stock, par value of $.01 and stated value of $1,000 per share, and warrants to purchase an aggregate of 200,000 shares of our common stock, for gross proceeds of $20,000,000. The warrants are exercisable for a period of five years, ending August 18, 2004, at an exercise price of $12.26 per share.

           Each share of the series F preferred was convertible into a number of shares of our common stock based on a formula. The formula was the stated value of the series F preferred plus a premium of 9% per annum, divided by a conversion price. The conversion price was the lesser of $10.79 or the average of the five lowest closing bid prices of our common stock during the 22 trading days preceding conversion. After February 18, 2000, the series F preferred was not subject to a minimum conversion price, but was redeemable at our option in lieu of conversion, if the market price of our common stock was below $7.35 on any conversion date. To date, 15,637 shares of the series F preferred have been converted into 4,949,770 shares of our common stock.

           On January 25, 2001, RGC converted shares of the series F preferred stock into shares of our common stock, resulting in a "triggering event" as defined in the certificate of designations, preferences, and rights of the series F preferred stock. The triggering event occurred because the number of shares of our common stock issued upon prior conversions of the series F preferred equaled 19.99% of the total shares outstanding on August 18, 1999, the series F preferred issue date. As a result of the triggering event, RGC was able to seek redemption in cash of the remaining 4,363 shares of the series F preferred.

           In lieu of such redemption, on July 13, 2001, we entered into a securities exchange agreement with RGC, whereby the remaining 4,363 shares of the series F preferred, plus accrued premium, were exchanged for a secured convertible note, maturing on August 18, 2003.

           The following are the material terms of the secured convertible note:

        . The principal amount of the note is $5,111,526, which represents the par value of the series F preferred stock of $4,363,717 plus accrued premium of $747,809.
        . Interest on the note is 9% per year, the same rate as the premium on the series F preferred stock.
        . The note is convertible into shares of our common stock at the lower of the five lowest closing bid prices during the 22 trading days preceding conversion and $1.00 per share.
        . The note cannot be converted into common stock until our stockholders approve exceeding the Nasdaq 20% limitation with respect to the shares underlying the convertible note (aggregated with the shares issued to date upon past conversions of the series F preferred).
        . Certain of our intellectual property, including our eVWAP trading system, secures the note.

           The securities exchange agreement requires that we hold a special or annual meeting of stockholders not later than September 25, 2001, and, at such meeting, seek the approval of our stockholders as may be required under applicable laws and regulations (including the rules and regulations of the Nasdaq National Market) to issue all of the shares of common stock issuable upon conversion of, or otherwise pursuant to, the secured convertible note. We have also represented and warranted to RGC that our board of directors will recommend that our stockholders approve this proposal and shall so indicate such recommendation in the proxy statement used to solicit the stockholders' approval. We agreed to use our best efforts to cause our officers, directors and affiliates to vote in favor of such proposal.

         Should our stockholders fail to approve the issuance of shares to RGC, we would be unable to satisfy our obligations under the secured convertible note through the issuance of our common stock, and would therefore be required to repay the secured convertible note in cash. Additionally, if our stockholders fail to approve the issuance of shares to RGC, then the maturity date of the note will be accelerated from August 18, 2003 to April 1, 2002. Repayment of the convertible note is secured by certain of our intellectual property, including our eVWAP trading system. If we cannot repay the secured convertible note at maturity or upon acceleration, either through the issuance of common stock or payment in cash, the collateral could be sold to a third party to obtain repayment of amounts we owe to RGC under the secured convertible note.

                                 RISK FACTORS

           Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Any of the risks described below could materially adversely affect our business, operating results and financial condition. The risks described below may not be the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial also could seriously impair our business, operating results and financial condition. The trading price of our stock could decline due to any of these risks, and you could lose all or part of your investment.

                         Risks Related to Our Company

We have a limited operating history which makes it difficult to evaluate our business

           We have never realized any operating profit and have reported significant losses. We were founded in 1994 as a development stage company with no operating history. Our only meaningful sources of revenue have been from a subsidiary, which we sold in November 1997, and Gomez, Inc., a former subsidiary. Due to a private placement by Gomez of its securities in December 1999, our equity interest in Gomez decreased to less than 50%. We then began accounting for our investment in Gomez under the equity method of accounting, rather than consolidating Gomez's results of operations within our results.

           We currently derive all of our revenues on a per transaction basis for eVWAP trades and orders executed through Croix. We expect to generate future revenues from the other intelligent matching system products we are developing and from proprietary trading activity through ATG Trading. Our future success will depend on continued growth in demand for our eVWAP system and other electronic trade execution services, the other trading systems in development, and our ability to respond to regulatory and technological changes and customer demands. If demand for our products and services fails to grow at the rate we anticipate and we are unable to increase revenues, then our business, financial condition and operating results will be materially and adversely affected

The terms of the secured convertible note to RGC International Investors are dependent upon a vote of our stockholders

           Our securities exchange agreement with RGC requires that we hold a special or annual meeting of stockholders not later than September 25, 2001, and, at such meeting, seek approval of our stockholders as may be required under applicable laws and regulations (including the rules and regulations of NNM) to issue all of the shares of common stock issuable upon conversion of, or otherwise pursuant to, the secured convertible note.

           Should our stockholders fail to approve the issuance of shares to RGC, we would be unable to satisfy our obligations under the secured convertible note through the issuance of our common stock, and would therefore be required to repay the secured convertible note in cash. Additionally, if our stockholders fail to approve the issuance of shares to RGC, then the maturity date of the note will be accelerated from August 18, 2003 to April 1, 2002. Repayment of the convertible note is secured by certain of our intellectual property, including our eVWAP trading system. If we cannot repay the secured convertible note at maturity or upon acceleration, either through the issuance of common stock or payment in cash, the collateral could be sold to a third party to obtain repayment of amounts we owe to RGC under the secured convertible note.

           We currently do not have sufficient cash, cash equivalents or securities to redeem the secured convertible note in the event that our stockholders do not approve the issuance of shares of common stock to RGC, and we are required to repay the secured convertible note in cash. The terms of our securities purchase agreement with Jameson Drive LLC allow us to use the proceeds of draws on the $15 million equity line with Jameson for redemption of the secured convertible note. However, if we are unable to draw on the equity line with Jameson, our cash, cash equivalents, and securities will not be sufficient to repay the secured convertible note unless alternative financing is obtained.

You may suffer dilution in the future upon issuance of our common stock

           By this registration statement we are registering the resale by RGC of 16,127,508 shares of our common stock which may be issued upon conversion of the secured convertible note. Should our stockholders approve the issuance of shares to RGC upon conversion of the secured convertible note, then the secured convertible note would be convertible into shares of common stock under the terms of the note. The number of shares of common stock into which the secured convertible note can be converted is the lower of (i) the average of the closing bid prices for any five trading days during the 22 trading days prior to the conversion date or (ii) $1.00. If RGC were to convert its secured convertible note when the market price of the common stock were $1.00, then we would be obligated to issue RGC approximately 5,111,526 shares of common stock. As the market price of the common stock decreases, the number of shares we will have to issue upon conversion of the secured convertible note will increase, as illustrated in the following table:

           ----------------------------- ------------------------------
            Market price of the Common      Total Number of Shares
                      Stock                        Issuable
           ----------------------------- ------------------------------
                    $1.00                         5,111,526
           ----------------------------- ------------------------------
                    $0.75                         6,815,368
           ----------------------------- ------------------------------
                    $0.50                         10,223,052
           ----------------------------- ------------------------------
                    $0.25                         20,446,104
           ----------------------------- ------------------------------


           As of August 10, 2001, the secured convertible note currently held by RGC would be convertible into 6,998,095 shares of common stock. The 16,127,508 shares included on this registration statement equals 200% of the number of shares issuable upon conversion of the secured convertible note plus interest through the maturity date of August 18, 2003, based on a current conversion price of $0.74. The actual number of shares of common stock that may become issuable upon conversion of the secured convertible note is indeterminate, and is subject to a number of factors, including the future market price of our common stock and the amount of interest that has accrued through the date of each conversion. The future issuance of these additional shares of common stock may result in significant dilution to our stockholders and may depress the market price of your investment. The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the market price of the common stock.

           We entered into a $15 million equity line financing arrangement with Jameson Drive LLC on February 9, 2001, as amended on July 10, 2001. The financing arrangement is in the form of a securities purchase agreement providing for the purchase by Jameson of up to $15 million worth of shares of our common stock over a 24-month period. The future issuance of shares of our common stock to Jameson under the equity line may result in significant dilution to our stockholders and may depress the market price of your investment. Moreover, as all the shares we sell to Jameson will be available for immediate resale, the mere prospect of our sales to Jameson could depress the market price for our common stock. The shares of our common stock issuable to Jameson under the equity line facility will be sold at a 10% discount to the defined market price of our common stock at the time of the sale. Because Jameson is purchasing our shares at a discount, it will have an incentive to sell immediately so that it can realize a gain on the difference. If our common stock market price does decline, this could further accelerate sales of our common stock. See "Securities Purchase Agreement - Equity Line" for further information.

           We currently have commitments to issue and register an undetermined number of additional shares of our common stock. We may also issue options, warrants or other derivative securities that are convertible into our common stock. The public sale of our common stock by Jameson and other stockholders that control large blocks of our common stock, and the conversion of our derivative securities and public sale of the common stock underlying these derivative securities, could dilute our common stock and depress its market value. Also, the market price for our common stock could drop due to the perception that the sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

The risk of dilution of our common stock may cause third parties to engage in short sales of our common stock

           The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage third parties to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

We may be limited in our ability to draw on the securities purchase agreement with Jameson

           We entered into a $15 million equity line financing arrangement with Jameson Drive LLC on February 9, 2001, as amended on July 10, 2001. The financing arrangement is in the form of a securities purchase agreement providing for the purchase by Jameson of up to $15 million worth of shares of our common stock over a 24-month period. There are limitations on the amount of our equity line draws under the securities purchase agreement with Jameson. The maximum dollar amount we can draw on the equity line at any one time is $1 million. In addition, we may not deliver a notice to sell to Jameson if following the purchase of our common stock, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock outstanding on the date of the agreement.

           We must satisfy certain conditions before Jameson is obligated to buy shares from us, including that a registration statement covering the shares be declared effective by the SEC and remain effective. We filed a registration statement on Form S-2 on July 19, 2001, covering a portion of the shares to be sold to Jameson under the equity line and shares to be issued to Jameson upon exercise of a warrant issued to Jameson on July 10, 2001. The SEC has not yet declared the registration statement effective. There can be no guarantee that we will be able to meet these and other conditions, or that we will be able to draw on any portion of the $15 million securities purchase agreement. If we are unable to draw on the securities purchase agreement, our cash, cash equivalents, and securities will not be sufficient to meet our anticipated cash needs unless we obtain alternative financing. There can be no assurance that such financing will be available to us.

           During our annual meeting of stockholders, scheduled for September 25, 2001, our stockholders will consider and vote whether to authorize us to exceed the Nasdaq 20% limitation rule with respect to the equity line agreement with Jameson. This rule requires a Nasdaq-listed issuer to obtain stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering for cash, involving the sale or issuance by us of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. Approval of this proposal would allow us to issue an as-yet-undetermined number of shares of common stock under the equity line securities purchase agreement with Jameson. Should our stockholders fail to approve the proposal, we may nonetheless issue shares up to such 20% amount, or 6,632,448 shares, under the equity line. This restriction would severely limit the amount of money that we could raise under the equity line, and we may require additional financing, which may not be available on terms that are acceptable to us, or at all.

We may need additional financing to fund our operations

           We may require financing in addition to the financing available to us under the equity line with Jameson Drive LLC to complete our strategic plans. Such financing may take the form of equity offerings, spin-offs, joint ventures, or other collaborative relationships which may require us to issue shares or share revenue. These financing strategies would likely impose operating restrictions on us or be dilutive to holders of our common stock, and may not be available on attractive terms or at all. If such financing is available, there is no assurance that it will be sufficient to meet our anticipated cash needs until we can generate enough cash from revenues to fund our operations.

We may be unable to maintain the standards for listing on the Nasdaq National Market, which could make it more difficult for investors to dispose of our common stock and could subject our common stock to the "penny stock" rules

           Our common stock is listed on the Nasdaq National Market. Nasdaq requires us to maintain standards for continued listing, including a minimum bid price of $1.00 for shares of our common stock and a minimum tangible net worth of $4 million. We currently do not meet either of these standards. If the bid price for our shares does not reach at least $1.00 for ten consecutive trading days prior to October 25, 2001, the Nasdaq National Market has advised us that it will move to delist our shares. Further, pursuant to its request, we have submitted a plan to the Nasdaq National Market to grow our tangible net worth to over $4 million in the near future. If it determines that we have not presented a definitive plan to achieve and sustain compliance, the Nasdaq National Market will move to delist our shares.

           If our shares are delisted from the Nasdaq National Market, then trading in our stock may potentially be conducted on the Nasdaq SmallCap Market if we are able to demonstrate the ability to meet its listing requirements. The SmallCap listing requirements include, among other things, a minimum bid price of $1.00 and net tangible assets of $2 million, neither of which we currently have. We cannot provide assurance that we will be able to meet the continued listing requirements of either the Nasdaq National Market or the SmallCap Market. If we are unable to meet these requirements, our common stock would be traded on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in quotations published by the National Quotation Bureau, Inc. that are commonly referred to as the "pink sheets". As a result, it could be more difficult to sell, or obtain an accurate quotation as to the price of, our common stock.

           In addition, if our common stock were delisted, it would be subject to the so-called penny stock rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements on broker-dealers subject to certain exceptions. For transactions covered by the penny stock rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The penny stock rules also require broker-dealers to deliver monthly statements to penny stock investors disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the penny stock market. In addition, the broker-dealer must disclose commissions payable to the broker-dealer and the registered representative, and current quotations for the security as mandated by the applicable regulations.

           If our common stock were delisted and determined to be a "penny stock," a broker-dealer may find it to be more difficult to trade our common stock, and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

Some shares of our common stock may have been offered in violation of the Securities Act of 1933, which could give purchasers of these shares the right to seek refunds or damages.

           Following the sale of shares of our common stock by certain selling stockholders pursuant to an effective registration statement, we became aware that the financial statements included in the registration statement did not satisfy the requirements of Regulation S-X. Because the registration statement incorporated by reference our Annual Report on Form 10-K for the year ended March 31, 2000, rather than for the year ended March 31, 2001, as it should have, the registration statement did not meet the applicable form requirements of a registration statement on Form S-2. Thus, claims may be made that the prospectus did not meet the requirements of, and that the sale of the shares was not properly registered pursuant to, the Securities Act of 1933. If such claims are upheld, then the sale of the shares of common stock by these selling stockholders may have constituted a violation of the Securities Act of 1933. In this case, the purchasers of the common stock from the selling stockholders could have the right, for a period of one year from the dates of their respective purchases, to recover (i) the purchase price paid for their shares, plus interest, upon tender of their shares to us or (ii) their losses measured by the difference (plus interest) between their respective purchase prices and either the value of their shares at the time they sue us or, if they have sold their shares at a loss, the sale price of their shares. Alternatively, the purchasers of the common stock could have a right to seek redress from the selling stockholders, in which case we may have third party liability to the selling stockholders. We believe that these refunds or damages could total up to approximately $2.1 million, plus interest, in the event the purchasers of the shares suffer a total loss of their investment during this period and seek refunds or damages. If such liability were to occur, our business, results of operations and financial condition could suffer.

Our business is highly volatile and our quarterly results may fluctuate significantly

           We have experienced an increase in the volume of trades executed through our systems, and volatility of such trading volume from session to session during the past year. These fluctuations may have a direct impact on our operating results and may cause significant fluctuations in our inter-day profitability. We cannot assure you that the volatility in our daily trading volume will not continue. Moreover, the continued volatility in the securities markets, particularly in technology-related securities, could result in significant proprietary trading losses. These losses could have a material adverse effect on our business, financial condition and operating results. If demand for our services declines and we are unable to adjust our cost structure on a timely basis, our business, financial condition and operating results may be materially and adversely affected.

Our revenues may fluctuate due to declines in securities trading volume

           Our revenues may fluctuate due to a decline in securities trading volumes, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from trading system activities. Lower price levels of securities also may result in reduced trading activity and reduce our revenues from electronic brokerage transactions. Any decline in securities trading volumes, price or market liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

We may be unable to acquire new businesses and maintain existing strategic relationships that benefit our business

           We have acquired or invested in companies and strategic alliances and may seek to do so in the future. Acquisitions may entail numerous risks. We may not be able to integrate successfully any operations, personnel, services or products of companies that we acquire in the future. In addition, we have established a number of strategic relationships with information providers, clearing firms, institutional investors and other firms. These relationships and others we may enter into in the future are and will be important to our business and growth prospects. We may not be able to maintain these relationships or develop new strategic alliances.

We do not expect to pay common stock dividends

           We have never paid or declared any cash dividends upon our common stock, nor do we intend to. Our board of directors has discretion to pay cash dividends on our common stock and on our Series B preferred stock. While there are no contractual limitations on our ability to pay cash dividends on our common stock, based on our present financial status and contemplated future financial requirements, we do not anticipate declaring any cash dividends on the common stock. In determining whether to pay dividends, our board of directors considers many factors, including our earnings, capital requirements and financial condition. The effect of our election not to pay dividends will help ensure that all of our resources will be reinvested in the company. However, you will not receive payment of any dividends in the foreseeable future and the return on your investment may be lower than anticipated.

                        Risks Related to Our Management

We depend on key employees, and the loss of any of those employees may harm our business

         Our future success depends upon the continued service of certain of our executive officers and key technology personnel. If we lost the services of one or more of our key employees it could have a material adverse effect on our business. In particular, the services of Fredric W. Rittereiser, Fred S. Weingard, Arthur J. Bacci, and William W. Uchimoto would be difficult to replace. We have entered into multi-year employment agreements with Messrs. Rittereiser and Weingard, and plan to enter into similar agreements with Messrs. Bacci and Uchimoto. We have obtained "key-man" life insurance on each of these individuals. We further believe our future success will depend upon our ability to attract and retain additional highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel in the information technology development industry is intense. If we are unable to attract and retain such personnel, it could have a material adverse effect on our business, operating results, and consolidated financial operations.

Our directors and officers may be able to exert control over most of our corporate actions

           Because our Certificate of Incorporation provides no cumulative voting rights, our directors and officers, acting together, are in a position to exert significant influence on the election of the members of the Board of Directors of Ashton and each of its subsidiaries and on most corporate actions, as well as any actions requiring the approval of stockholders, such as mergers and acquisitions. Our directors and officers beneficially own approximately 1.8% of the outstanding shares of our common stock. In addition, directors and officers have been granted options to purchase our common stock. Should all the vested options be exercised and converted into common stock, the directors and officers would own 11.5% of the outstanding shares of common stock.

Sales or grants of stock to our employees and key individuals will reduce your ownership percentage

           We seek to attract and retain officers, directors, employees and other key individuals in part by offering them stock options and other rights to purchase shares of common stock. The exercise of options granted under our stock option plans will reduce the percentage ownership in Ashton of the-then existing stockholders. Currently, we have reserved 6,450,000 shares of our common stock for issuance pursuant to our 1998 Stock Option Plan, 2,550,000 shares of our common stock for issuance pursuant to our 1999 Stock Option Plan, and 3,000,000 shares of our common stock for issuance pursuant to our 2000 Incentive Plan. In the aggregate, we have already granted options to purchase 9,058,666 shares of common stock under all three stock option plans. Of the total options granted, options to purchase 8,149,127 shares have not been exercised. The exercise of these options, the grant of additional options, and the exercise thereof, could have a dilutive effect on our existing stockholders and may adversely affect the market price of our common stock.

                         Risks Related to Our Products

We will be dependent on the continued growth of the market for eVWAP to generate revenues

           The success of eVWAP is heavily dependent upon the acceptance of the product by broker-dealers, institutional investors and other market participants. Failure to obtain such acceptance could result in lower volumes and a lack of liquidity on eVWAP. Market and customer acceptance of eVWAP will depend upon, among other things, eVWAP's operational performance and pricing. In addition, our customers may discontinue use of eVWAP at any time. While we continue to solicit customers to use eVWAP, there can be no assurance that we will attract a sufficient number of customers to eVWAP.

           We receive a substantial portion of our order flow through electronic communications gateways, including a variety of computer-to-computer interfaces and the Internet. Our electronic brokerage services involve alternative forms of order execution. Accordingly, substantial marketing and sales efforts may be necessary to educate prospective customers about our electronic brokerage services and products. There can be no assurance that our marketing and sales efforts will be successful in educating and attracting new customers for our trading systems.

           Our revenues will depend on the volume of securities traded on our systems. Variations in transaction volume could result in significant volatility in operating results. Other factors that are beyond our control, including national and international economic, political and market conditions, the availability of funding and capital, the level and volatility of interest rates, legislative and regulatory changes, inflation, and similar broad trends may affect securities trading volumes. As important, acceptance of our products by financial market participants is necessary to generate sufficient trading volumes. Any one or all of these factors could result in lower share volumes traded through eVWAP and our other intelligent matching systems, and could adversely impact our results of operations.

We depend significantly on our computer and communications systems to run our operations

           Our trading systems and proprietary trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading.

These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work.

           Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results. We currently do not provide our customers with backup trading systems or disaster recovery systems.

Our growth may place strains on our managerial, operational and financial resources

           Our current trading, communications and information systems have been designed to perform within finite capacity parameters. Although we believe we can accommodate a substantial increase in activity, our growth may require implementation of new and improved trading, communications and information systems. There can be no assurance that a significant increase in trading volumes or the introduction of new or multiple products will not result in systems failures or have a material adverse effect on our business, financial condition or operating results.

           Our business is characterized by rapid technological change, changing customer demands and evolving industry standards. Our future success depends, in part, on how we respond to these demands. These demands will require us to introduce new products and services, enhance existing products and services and adapt our technology in a timely fashion. There can be no assurance that we will be capable of introducing new products and services, enhancing products and services or adapting our technology.

Our compliance and risk management methods might not be fully effective in reducing our exposure to losses

           The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures. Our future operating results will depend on our ability to continue:

           . to improve our systems for operations, financial control, and communication and information management;
           . to refine our compliance procedures and enhance our compliance oversight; and
           .  to recruit, train, manage and retain our employee base.

           There can be no assurance that our risk management and compliance procedures will be adequate or effective to detect and deter compliance systems failures. Nor can we assure you that we will be able to manage our systems, technology and regulatory compliance growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.

We are subject to net capital requirements which could limit our operations

           The SEC and the NASD have strict rules that require each of our broker-dealer subsidiaries to maintain sufficient net capital. If we fail to maintain the required net capital, the SEC or the NASD may suspend or revoke our broker-dealer licenses. Also, a change in the net capital rules, the imposition of new rules or any unusually large charge against our net capital could limit our operations. A significant operating loss or any unusually large charge against our net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results. Also, these net capital requirements limit our ability to transfer funds from our broker-dealer subsidiaries to ourselves. This means that we may be unable to repay our debts, fund our operations or repurchase our stock.

Our brokerage operations expose us to liability for errors in handling customer orders

           We provide execution services to each of our trading system customers and execute orders on behalf of each of our broker-dealer subsidiaries. In conjunction with our clearing agent partners, we provide clearing services, which include the confirmation, receipt, settlement and delivery functions, involved in securities transactions. Errors in performing clearing services or execution services, including clerical and other errors related to the handling of funds on behalf of customers and customer orders could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

Software "bugs," errors and malfunctions may expose us to losses

           Complex software such as ours often contains undetected errors, defects or imperfections. Despite rigorous testing, the software used in our products could still be subject to various risks associated with systems errors, malfunctions and employee errors. These bugs could result in service interruptions. In addition, because our products often work with software developed by others, including customers, bugs in others' software could damage the marketability and reputation of our products. Given the competitive environment for electronic equity trading execution, investors could elect to use our competitors' products on a temporary or permanent basis to complete their trades. Prolonged service interruptions resulting from natural disasters could also result in decreased trading volumes and the loss of customers.

Our networks may be vulnerable to security breaches

           The secure transmission of confidential information over public networks is a critical element of our operations. We have not in the past experienced network security problems. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

Our clearing agents may fail to provide us and our customers accurate information about securities transactions

           Our trading and information systems are coordinated with the clearing and information systems of our clearing agents. They furnish us with the information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports and trade confirmations. We rely on our clearing brokers to discharge their obligations to our customers and us on a timely basis. If they fail to do so, or experience systems failure, interruptions or capacity constraints, our business, financial condition and operating results may suffer.

Financial or other problems experienced by third parties could have an adverse effect on our business and our operating results

           We are exposed to credit risk from third parties that owe us money, securities, or other obligations. These parties include our customers, trading counterparties, clearing agents, exchanges and other financial intermediaries. Any failure by these third parties to discharge adequately their obligations in a timely basis or any event adversely affecting these third parties could have a material adverse effect on our business, financial condition and operating results.

Our trading activities expose our capital to potential losses

           We are engaged in trading activities predominantly through ATG Trading acting as a principal. These activities involve the purchase, sale or short sale of securities and derivative securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets, all of which subjects our capital to significant risks.

           We may not receive accurate and timely financial data from our third-party suppliers, which may cause us to lose customers and be subject to litigation

           We receive consolidated New York Stock Exchange listed trading information, including real-time quotes, last sale reporting, volume and price information and error reports from a number of third parties, including the New

York Stock Exchange, the Consolidated Tape Association and the Securities Industry Automation Corporation. We then calculate the volume weighted average price information for the listed securities traded on our system and distribute this information to our customers, primarily through our Web site. We also use this information for pricing matched orders executed on our system. We depend upon these information suppliers to accurately provide and format this data, in many cases on a real-time basis. If these suppliers fail to supply accurate or timely information, our customers may develop an adverse perception of our trading systems and cease doing business with us. We may also be subject to claims for negligence or other theories based on the nature and content of information we provide our customers. Any liability arising from third party supplied data could have a material adverse effect on our business, financial condition and operating results.

Our competitive position may be adversely affected by others' unauthorized use of our intellectual property

           We regard our products and the research and development that went into developing them as our property. Unauthorized third parties could copy or reverse engineer certain portions of our products or obtain or use information that we regard as proprietary. In addition, our trade secrets could become known to or be independently developed by our competitors.

           We rely primarily on a combination of patent, trademark and trade secret protection, employee and third party confidentiality and non-disclosure agreements, license agreements, and other intellectual property protection methods to protect these property rights. However, we have not filed any patent applications, nor have we filed for copyright protection relating to current product lines. While our competitive position may be adversely affected by the unauthorized use of our proprietary information, we believe the ability to protect fully our intellectual property is less significant to our success than other factors, such as the knowledge, ability and experience of our employees and our ongoing product development and customer support activities.

           Although we believe our services and products do not infringe on the intellectual property rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future. Any such assertions by third parties could result in costly litigation, in which we may not prevail. Also, in such event, we may be unable to license any patents or other intellectual property rights from third parties on commercially reasonable terms, if at all. Litigation, regardless of its outcome, could also result in substantial cost and diversion of our already limited resources. Any infringement claims or other litigation against us could materially impact our business, operating results, and consolidated financial condition.

                         Risks Related to Our Industry

We are subject to risks associated with the securities industry generally

           The securities industry has undergone several fundamental changes. Some of these changes have increased the volume of equity securities traded in the U.S. equity markets, and have decreased the difference between bid and ask, or buy and sell, prices.

           We derive most of our revenue from trading in existing equity securities, currently limited to the largest 300 issues and the stocks comprising the S&P 500 index which are listed on the New York Stock Exchange. Any reduction in revenues resulting from a decline in the secondary market trading volume for these equity securities could have a material adverse effect on our business, financial condition and operating results. Additionally, a decline in cash flows into the U.S. equity markets or a slowdown in equity trading activity by broker-dealers and other institutional investors may have an adverse effect on the securities markets generally and could result in lower revenues from our trading system activities.

           The securities business is also subject to various other risks, including customer default, employees' misconduct, errors and omissions by traders and order takers, and litigation. These risks are often difficult to detect beforehand or to deter. Losses associated with these risks could have a material adverse effect on our business, financial condition and operating results.

Our business could be adversely affected by extensive government regulation

           The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self-regulatory organizations and state securities commissions require strict compliance with their rules and regulations. These regulatory bodies safeguard the integrity of the securities markets and protect the interests of participants in those markets. As a broker-dealer, we are subject to regulation concerning certain aspects of our business, including:

           .   trading practices;
           .   capital structure;
           .   record retention;
           .   net capital requirements; and
           .   the conduct of our directors, officers and employees.

           Failure to comply with any of these laws, rules or regulations could result in adverse consequences. An adverse ruling against us and/or our officers and other employees could result in us and/or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

           The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, self-regulatory organizations or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, self-regulatory organizations and the NASD could also have a material adverse effect on our business, financial condition and operating results.

           Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our levels of trading system activity and proprietary trading can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

Our industry is highly competitive

           The SEC's regulations governing alternative trading systems have lowered the barriers to entering the securities trading markets. We face competition from traditional securities exchanges, which could establish similar trading systems in an attempt to retain their transaction volumes. We also face competition from other alternative trading systems and leading brokerage firms offering similar trade execution services.

           Many of our competitors have substantially greater financial, research, development, sales, marketing and other resources than we do and many of their products have substantial operating histories. While we believe our products offer certain competitive advantages, our ability to maintain these advantages will require continued investment in the development of our products, and additional marketing and customer support activities. We may not have sufficient resources to continue to make this investment, while our competitors may continue to devote significantly more resources to competing services.

           Our products compete with other electronic trading systems, including Instinet Corporation's crossing network, Investment Technology Group Inc.'s POSIT system, Bloomberg, L.P.'s Bloomberg Professional and Bloomberg Tradebook, Liquidnet, and other companies that develop proprietary electronic trading systems. Our electronic trade execution services also compete with services offered by leading brokerage firms offering various forms of volume-weighted average price trade execution. We also compete with various national, regional and foreign securities exchanges for trade execution services.

           We believe our services compete on the basis of quality of trade execution, pricing, and reliability of trade processing and settlement operations. Although we feel eVWAP offers complete anonymity not offered by any other service, improved trading performance, flexibility and other benefits, there is no assurance that our products and services will be accepted by an extended customer base. Nor can we be sure our products will adequately address all the competitive criteria in a manner that results in a competitive advantage.

                                USE OF PROCEEDS

           We will receive no proceeds from the resale of the common stock by selling stockholders, and we are paying all expenses in connection with this registration statement.

                             SELLING STOCKHOLDERS

           Based on information provided to us by the selling stockholders, the table below sets forth information with respect to our common stock beneficially owned by them as of the date of this prospectus. Because the selling stockholders can offer all, some or none of their shares of our common stock, we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that they will sell all shares covered by this prospectus. In addition, to our knowledge, none of the selling stockholders have had a material relationship with us during the last three years, other than as an owner of our common stock or other securities.


                                Beneficial Ownership of              Number of shares         Beneficial Ownership
                               Common Stock Prior to the                to be sold              of Common Stock
                                        Offering                        under this            After the Offering
                                                                        Prospectus
                             ---------------- ------------------    -------------------    ---------- -- -----------
                                Number of          Percent                                 Number         Percent
          Name                   Shares           of Class                                 of Shares      of Class
-------------------------    ---------------- ------------------    -------------------    ----------    -----------

RGC International                 16,527,508
Investors, LDC                                      33.1%                   16,527,508         0             0%

TK Holdings, Inc.                    100,000        0.2%                       100,000         0             0%

Mark Valentine                       100,000        0.2%                       100,000         0             0%

RGC International Investors, LDC


           The number of shares set forth in the table for RGC International Investors, LDC is an aggregate total of 16,527,508. The aggregate total consists of an estimated 16,127,508 shares, which is 200% of the number of shares of common stock issuable upon conversion of the $5.1 million secured convertible note plus interest through the maturity date of August 18, 2003, assuming a conversion price of $0.74, and 400,000 shares, which is 200% of the number of shares of common stock issuable upon exercise of the Series F stock purchase warrant issued to RGC on August 18, 1999. The secured convertible note is convertible into shares of our common stock at the lesser of $1.00 and the average of the five lowest closing bid prices of our common stock during the 22 trading days ending on the date of the conversion. The conversion price of the secured convertible note will fluctuate with the market price of the common stock.

           On August 18, 1999, we issued to RGC warrants to purchase an aggregate of 200,000 shares of our common stock in connection with the series F preferred stock financing. The warrants are exercisable for a period of five years, ending August 18, 2004, at an exercise price of $12.26 per share.

           The secured convertible note and the warrants contain provisions which limit the number of shares of common stock into which the secured convertible note and the warrants can be converted. Under these provisions, the number of shares of common stock into which the secured convertible note and the warrants may be converted on any given date (together with any additional shares of common stock held by RGC) will not result in beneficial ownership by RGC of more than 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Accordingly, the number of shares of common stock set forth in the table for RGC exceeds the number of shares of common stock that RGC could own beneficially at any given time through their ownership of the secured convertible note and the warrants.

The Canadian Investors

           On June 4, 1999, our subsidiary UTTC completed a private placement to the Canadian Investors of its Series TK convertible preferred stock for gross proceeds in the amount of $2,000,000. In connection with that private placement, we offered the Canadian Investors our Series T warrants exercisable into shares of our common stock, which shares are included for sale in this prospectus. The Canadian Investors are TK Holdings, Inc., an affiliate of Thomson Kernaghan & Co., Ltd., a Canadian investment dealer, and Mark Valentine, a private investor, the largest individual stockholder of TK Holdings, Inc, and the chairman of both TK Holdings, Inc. and Thomson Kernaghan & Co., Ltd.

           The primary purpose of the UTTC private placement was to fund our joint venture, ATG-Canada. The goal of this Canada-based subsidiary of our company is to co-develop, co-market and introduce alternative trading systems for seamless use by U.S. and Canadian institutions as well as other financial intermediaries as broker-dealers and banks.

           The Series T warrants vest in quarterly installments of 25,000 shares beginning on June 4, 2000 and thereafter on the last business day of each complete calendar quarter. Upon our written demand, any remaining portion of the Series T warrants shall vest immediately and be exercised on the first business day following the twentieth consecutive business day on which the closing stock price of our common stock on the Nasdaq National Market or other market on which our common stock is listed for trading, exceeds $15.00 per share. In the event the company is sold, or merged in a transaction involving cash, the Canadian Investors shall have thirty days in which to exercise the Series T warrants. In the event we effect a sale or merger for consideration other than cash, the Canadian Investors shall have the right to exercise the Series T warrants for common stock. The exercise price of the Series T warrants is $10.00 per share. The Series T warrants will terminate on or before June 4, 2002.

           PLAN OF DISTRIBUTION FOR RGC INTERNATIONAL INVESTORS, LDC

           This prospectus relates to the resale by RGC International Investors, LDC of up to 16,127,508 shares of our common stock, which is 200% of the estimated number of shares that may be acquired by them upon conversion of the $5.1 million secured convertible note. The registration of these shares of common stock does not necessarily mean that any of the shares will be offered or sold by RGC under this prospectus.

           This prospectus also relates to the resale by RGC of up to 400,000 shares of our common stock, which is 200% of the estimated number of shares that may be acquired and resold by RGC upon the exercise of the Series F stock purchase warrant that we issued to RGC on August 18, 1999.

           RGC and its pledgees, donees, transferees or other successors in interest may offer its shares at various times in one or more of the following transactions:

           . a block trade on the Nasdaq National Market or other market on which the common stock may be trading in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

           . purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

           . ordinary brokerage transactions and transactions in which the broker solicits a purchaser;

           . privately negotiated face-to-face transactions between RGC and purchasers without a broker-dealer;

           .   through the writing of options or short sales; and

           .   any combination of the above.

           The sale price to the public may be the market price prevailing at the time of sale, a price relating to such prevailing market price, a negotiated price or such other prices as RGC determines from time to time.

           RGC may also sell the shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for RGC will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that RGC will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered hereby will be issued to or sold by RGC. RGC and any brokers, dealers or agents effecting the sale of any of the shares may be deemed to be "underwriters" under the Securities Act.

           In addition, any securities covered by this prospectus may also be sold under Rule 144 rather than pursuant to this prospectus. RGC has the sole discretion not to accept any offer to purchase shares or make any sale of shares if it concludes the purchase price is inadequate.

           RGC alternatively, may sell the shares offered under this prospectus through an underwriter. RGC has not entered into any agreement with a prospective underwriter, however, RGC may enter into this type of agreement. If RGC does enter into this type of agreement, we will supplement or revise this prospectus.

           Upon being notified by RGC that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplemented prospectus, if required, pursuant to Rule 424(c) under the Securities Act, disclosing:

           .   the name of each broker or dealer;

           .   the number of shares involved;

           .   the price at which the shares were or will be sold;

           . the commissions paid or to be paid, or discounts or concessions allowed or to be allowed to the broker(s) or dealer(s), where applicable;

           . that the broker(s) or dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

           .   other facts material to the transaction.

           RGC and any other persons participating in the sale or distribution of the shares of common stock will be subject to the relevant provisions of the Exchange Act, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of any of the shares by RGC or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions and exemptions.

           We will indemnify RGC, or its transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or we will contribute to payments RGC or its respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

           We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisers to RGC. RGC will pay any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares utilizing the services of a broker-dealer.

                  PLAN OF DISTRIBUTION FOR CANADIAN INVESTORS

           The 200,000 shares of common stock being offered by the Canadian Investors or their respective pledgees, donees, transferees or other successors in interest, may be sold in one or more transactions on the Nasdaq National Market or any other market on which our common stock may trade. These may involve block transactions. The shares of common stock may also be sold in privately-negotiated transactions, through the writing of options on the shares, through short sales or any combination of these methods. The sale price to the public may be the market price prevailing at the time of sale, a price relating to the prevailing market price, or such other price as the Canadian Investors may determine from time to time. The shares may also be sold in transactions exempt from registration with the Securities and Exchange Commission pursuant to
Section 4(1) of the Securities Act and Rule 144 thereunder.

           The Canadian Investors or their respective pledgees, donees, transferees or other successors in interest may also sell the shares of common stock directly to market makers acting as principals and/or broker/dealers acting as agents for themselves or their customers. Broker/dealers acting as agents for the Canadian Investors will receive customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. One or both of the Canadian Investors may attempt to sell shares of common stock in block transactions at a price per share which may be below the market price at that time. There can be no assurance that all or any of the shares offered by this prospectus will be issued to, or sold by, the Canadian Investors. The Canadian Investors and any brokers, dealers, or agents, when selling any of the shares offered by this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under those statutes.

           The Canadian Investors and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations under that statute, which may limit the timing of purchases and sales of any such person. This may affect the marketability of the shares of common stock. We have agreed to indemnify the Canadian Investors against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Canadian Investors or their respective pledgees, donees, transferees, or other successors in interest, may be required to make in respect of certain liabilities under the Securities Act. We are bearing all costs relating to the registration of the Canadian Investors' shares, other than fees and expenses, if any, of counsel or other advisors to the Canadian Investors. The Canadian Investors will pay any commissions, discounts or other fees payable to broker-dealers in connection with any sale of their shares.


                       DESCRIPTION OF OUR CAPITAL STOCK

           As of July 31, 2001, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.01 per share, of which 33,178,830 were issued and outstanding, and 3,000,000 shares of Preferred Stock, of which 44,200 were issued and outstanding.

Common Stock

           Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and are entitled to receive any dividends that are declared by the Board of Directors. The common stock has no other rights attached to it, and there are no preemptive or sinking fund provisions applicable to the common stock. All of the shares of common stock offered by us by this prospectus will, when issued, be fully paid and non-assessable. If we issue any additional shares of common stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.

Preferred Stock

           We are authorized to issue up to 3,000,000 shares of Preferred Stock. We have already issued an aggregate of 969,349 shares of preferred stock in the following six series:

           .   251,844 shares of Series A Convertible PIK Preferred Stock,
           .   592,500 shares of Series B Convertible Preferred Stock, of which
               44,200 shares are outstanding, as of July 31, 2001,
           .   105,000 shares of Series C Convertible Preferred Stock,
           .   3.15 shares of Series D Convertible Preferred Stock,
           .   2.1 shares of Series E Convertible Preferred Stock, and
           .   20,000 shares of Series F Convertible Preferred Stock, of which
               4,363 shares were exchanged for a $5.1 million secured convertible note on July 13, 2001.

           At July 31, 2001, the only outstanding shares of our preferred stock are 44,200 shares of the Series B Convertible Preferred Stock. We have already converted and retired all of the Series A, C, D and E Convertible Preferred Stock. We may issue further series of Preferred Stock. Our Board of Directors will determine the terms of any future series without input from our stockholders. The terms of any issuance of Preferred Stock may include voting rights (including the right to vote as a series on particular matters), which could be superior to those of the shares of common stock, may have preferences over the shares of common stock as to dividends and distributions in liquidation, conversion and redemption rights (including the right to convert into shares of common stock) and sinking fund provisions. If we issue additional Preferred Stock, your rights as holders of common stock could be affected, your proportionate ownership interest in the Company could be diluted and the value of your common stock could be reduced.

Public Warrants

           We have registered an aggregate of 3,232,500 publicly tradable warrants. The holders of each of these warrants are entitled, upon payment of the exercise price of $5.85, to purchase one share of common stock. Unless previously redeemed, the warrants are exercisable at any time during the five-year period ending May 2, 2002, provided that a current prospectus relating to the underlying common stock is in effect and the shares are qualified for sale or exempt from qualification under applicable securities laws.

           As of May 2, 1997, the warrants may be redeemed by the Company at a price of $.25 per warrant, if the trading price for the common stock on The Nasdaq National Market is equal to or exceeds $6.75 per share for twenty (20) consecutive trading days. We must give each warrant holder thirty (30) days' notice if we intend to redeem any or all of the warrants. If we give notice of our intention to redeem any of the warrants, the warrant holders' right to exercise their warrants will be forfeited unless they exercise their warrants prior to the date on the notice of redemption. The decision to redeem the warrants is at the sole discretion of the Board of Directors.

Anti-Takeover Provisions

           We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the Company approves the business combination in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

           Our Bylaws provide that (i) the authorized number of directors may be changed only by resolution of the Board of Directors, or by the stockholders at the annual meeting of the stockholders, and (ii) directors may be removed, with or without cause, only by a majority vote of the stockholders. Our Bylaws also provide that the Board of Directors be notified not less than 60 and not more than 90 days prior to any stockholders' meeting of any stockholder proposals or nominations of directors by the stockholders. These provisions could delay, deter, or prevent a change in control of the Company or depress the market price of common stock or discourage hostile bids in which stockholders of the Company could receive a premium for their shares of common stock.

                                INDEMNIFICATION

           The Delaware General Corporation Law allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. We have a directors and officers liability insurance policy that, under certain circumstances, could serve to indemnify our directors and officers against liabilities under the Securities Act.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                      WHERE YOU CAN FIND MORE INFORMATION

           This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to us and to the common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the Public Reference Section of the SEC at Room 1024, Washington, D.C., Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC located at 75 Park Place, Room 1400, New York, New York 10007, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

           Our common stock and public warrants are listed on the Nasdaq National Market, a subsidiary of the National Association of Securities Dealers, Inc., or NASD. Our filings may be inspected and copied at the NASD's offices at 1735 K Street, N.W., Washington, DC 20006-1500.

                         TRANSFER AGENT AND REGISTRAR

           StockTrans, Inc., Ardmore, Pennsylvania, is the transfer agent and registrar for the Company's common stock and public warrants.

                                 LEGAL MATTERS

           Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, has passed upon certain legal matters with respect to the validity of the shares of common stock offered by this prospectus.

                                    EXPERTS

           Goldstein Golub Kessler LLP, or GGK, New York, New York, has audited the consolidated financial statements of the Company and subsidiaries for the two fiscal years ended March 31, 2001 and March 31, 2000, incorporated by reference in this prospectus and registration statement. The Company has relied on GGK's report in incorporating these financial statements given GGK's expertise in accounting and auditing.

            IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

           The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities covered by this prospectus:

           (a) Our Annual Report filed on Form 10-K for the fiscal year ended March 31, 2001,

           (b) Our Quarterly Report filed on Form 10-Q for the period ended June 30, 2001.

           (c)    Our Current Report on Form 8-K dated April 20, 2001

           (d)    Our Proxy Statement dated July 30, 2001.

           You may request a copy of these filings at no cost by writing or telephoning us at the following address

                              Jennifer L. Andrews
                            Chief Financial Officer
                       The Ashton Technology Group, Inc.
                              Eleven Penn Center
                         1835 Market Street, Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14. Other Expenses of Issuance and Distribution

         The expenses in connection with the securities being registered are as follows:

         Registration fee                          $          3,157
         Legal fees and expenses                              5,000
         Accounting fees and expenses                         2,500
         Miscellaneous                                            -
                                                   -----------------

         Total                                     $         10,657
                                                   =================

         All of the above figures, except the SEC registration fee, are estimated, and we will pay all of the above expenses.


Item 15. Indemnification of Directors and Officers

         The Delaware General Corporation Law authorizes the Company to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. In addition, the Company has obtained Directors' and Officers' Liability Insurance, which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company. The Company pays annual premiums of approximately $316,000 on this policy.

         Article 7 of the Company's Amended Certificate of Incorporation provides as follows:

         SEVENTH: Directors of the Corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation, or (4) a transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         The following is a list of exhibits filed as part of this Registration Statement, as amended.

Exhibit
Number               Description
------               -----------
5.1                  Opinion of Morgan, Lewis & Bockius LLP
10.1                 Secured Convertible Note by The Ashton Technology Group,
                     Inc. to RGC International Investors, LDC dated July 13,
                     2001 (1)
10.2                 Registration Rights Agreement between The Ashton Technology
                     Group, Inc. and RGC International Investors, LDC, dated
                     July 13, 2001 (1)
10.3                 Securities Exchange Agreement between The Ashton Technology
                     Group, Inc. and RGC International Investors, LDC dated July
                     13, 2001 (1)
10.4                 Security Agreement by The Ashton Technology Group, Inc. and
                     Universal Trading Technology Corporation in favor of RGC
                     International Investors, LDC, dated July 13, 2001(1)
10.5                 Form of Series T Warrant (2)
23.1                 Consent of Goldstein Golub Kessler LLP

23.2                 Consent of Morgan, Lewis & Bockius LLP (included in Exhibit
                     5.1)

(1) Incorporated by reference to the Company's Form 10-Q, for the period ended June 30, 2001.
(2) Incorporated by reference to the Company's Form 10-Q, for the period ended June 30, 1999.

Item 17. Undertakings

(1)      We hereby undertake:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a) (3) of the Securities Act of 1933.

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment therof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     Provided, however, that paragraphs (1) (a) (i) and (1) (a)
               (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (b) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement related of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


    (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section13 (a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned registrant hereby also undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or

Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on August 17, 2001.

                                        THE ASHTON TECHNOLOGY GROUP, INC.


                                        By: /s/ Arthur J. Bacci
                                        ------------------------------------
                                        Arthur J.  Bacci
                                        President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                     Title                                          Date
---------                                     -----                                          ----

/s/ Fredric W. Rittereiser                    Chairman of the Board and Chief                August 17, 2001
--------------------------                     Executive Officer
Fredric W. Rittereiser                        (Principal Executive Officer)


/s/ Arthur J. Bacci                           Director, President, and Chief Operating       August 17, 2001
--------------------------                    Officer
Arthur J. Bacci

/s/ William W. Uchimoto                       Director and General Counsel                   August 17, 2001
--------------------------
William W. Uchimoto

/s/ Fred S. Weingard                          Director                                       August 17, 2001
--------------------------
Fred S. Weingard

/s/ K. Ivan F. Gothner                        Director                                       August 17, 2001
--------------------------
K. Ivan F. Gothner

/s/ Richard E. Butler                         Director                                       August 17, 2001
--------------------------
Richard E. Butler

/s/ Thomas G. Brown                           Director                                       August 17, 2001
--------------------------
Thomas G. Brown




/s/ Herbert Kronish                           Director                                       August 17, 2001
--------------------------
Herbert Kronish

/s/ Jennifer L. Andrews                       Chief Financial Officer (Principal             August 17, 2001
--------------------------                    Financial Officer and Principal
Jennifer L. Andrews                           Accounting Officer)


                                 EXHIBIT INDEX

Exhibit
-------
Number
------
5.1                  Opinion of Morgan, Lewis & Bockius LLP
10.1 Secured Convertible Note by The Ashton Technology Group, Inc. to RGC International Investors, LDC dated July 13, 2001 (1)
10.2 Registration Rights Agreement between The Ashton Technology Group, Inc. and RGC International Investors, LDC dated July 13, 2001 (1)
10.3 Securities Exchange Agreement between The Ashton Technology Group, Inc. and RGC International Investors, LDC dated July 13, 2001 (1)
10.4 Security Agreement by The Ashton Technology Group, Inc. and Universal Trading Technology Corporation in favor of RGC International Investors, LDC, dated July 13, 2001(1)
10.5                 Form of Series T Warrant (2)
23.1                 Consent of Goldstein Golub Kessler LLP
23.2                 Consent of Morgan, Lewis & Bockius LLP (included in Exhibit
                     5.1)

(1) Incorporated by reference to the Company's Form 10-Q, for the period ended June 30, 2001.
(2) Incorporated by reference to the Company's Form 10-Q, for the period ended June 30, 1999.